UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

First Solar, Inc.
(Name of Issuer)

Common stock
(Title of Class of Securities)

336433107
(CUSIP Number)

Lukas T. Walton
In care of Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, New York 10019
(212) 474-1304
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 26, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 336433107

1	NAMES OF REPORTING PERSONS
Lukas T. Walton

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
22,490,432

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
22,490,432

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,490,432

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.97%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1. Security and Issuer.

This Schedule 13D relates to shares of the common stock of First Solar, Inc., a corporation organized under the laws of the State of Delaware (the “Issuer”), with principal executive offices at 350 West Washington Street, Suite 600, Tempe, Arizona 85281.

Item 2. Identity and Background.

This Schedule 13D relates to, and is filed on behalf of, Lukas T. Walton (the “Reporting Person”), whose address is 1341 West Fullerton Avenue, P.O. Box 220, Chicago, Illinois 60614.  The Reporting Person is a private investor.

In the past five years, the Reporting Person has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

On October 26, 2016, the Reporting Person acquired 22,490,432 shares of common stock of the Issuer by reason of the liquidation of JCL FSLR Holdings, LLC and JCL Holdings, LLC and a distribution from the John T. Walton Residuary Trust.

Item 4. Purpose of Transaction.

The Reporting Person acquired 22,490,432 shares of common stock of the Issuer in connection with the transactions described in Item 3 above. The Reporting Person has no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

The Reporting Person, however, continuously evaluates his investment in the Issuer and may engage in discussions with the Issuer’s management and board of directors and other relevant parties concerning the business, management, strategy and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, the outcome of the discussions referenced above, actions taken by the Issuer’s board of directors, price levels of the shares of the Issuer’s common stock, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to his investment in the Issuer as he deems appropriate including, without limitation, the purchase or disposition of additional shares of the Issuer’s common stock and/or otherwise changing his intention with respect to any of the matters referred to in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

On October 26, 2016, the Reporting Person acquired 22,490,432 shares of common stock of the Issuer (the “Shares”).  After giving effect to this transaction, the Reporting Person is the beneficial owner and has sole voting and dispositive power with respect to the Shares. Based on 102,359,553 outstanding shares of common stock of the Issuer as of July 29, 2016, as reported by the Issuer in its Report on Form 10-Q for the quarterly period ended June 30, 2016, filed with the United States Securities and Exchange Commission on August 4, 2016, the Shares beneficially owned by the Reporting Person represent approximately 21.97% of the Issuer’s outstanding shares of common stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) involving the Reporting Person with respect to the securities of the Issuer. None of the subject securities have been pledged or are otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over the subject securities.

Item 7. Materials to Be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

October 26, 2016

By:	/s/ Lukas T. Walton
Name: Lukas T. Walton